UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Introductory Note

On April 4, 2024 (the “Closing Date”), Keyarch Acquisition Corporation, a Cayman Islands exempted company (“Keyarch”), and ZOOZ Power Ltd. (TASE: ZOOZ), a limited liability company organized under the laws of the State of Israel (the “Company” or “ZOOZ”), consummated (the “Closing”) their previously announced business combination (the “Business Combination”), pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch, ZOOZ, ZOOZ Power Cayman, a Cayman Islands exempted company and a direct, wholly owned subsidiary of ZOOZ (“Merger Sub”), Keyarch Global Sponsor Limited, a Cayman Islands exempted company (the “Sponsor”), in the capacity as representative of specified shareholders of Keyarch after the effective time of the Business Combination, and, by a joinder agreement, Dan Weintraub in the capacity as representative of the pre-Closing shareholders of ZOOZ after the effective time of the Business Combination. Pursuant to the Closing, Keyarch became a direct, wholly-owned subsidiary of the Company.

In connection to the Closing of the Business Combination, ZOOZ’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024.

Assignment, Assumption and Amendment to Warrant Agreements

In connection with the Closing, ZOOZ, Keyarch and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (the “Warrant Agent”), entered into the Assignment, Assumption and Amendment to Public Warrant Agreement (the “Public Warrant Amendment”), dated as of April 4, 2024, which amends that certain Public Warrant Agreement, dated as of January 24, 2022 (“Public Warrant Agreement”), and filed with the Securities and Exchange Commission (“SEC”) on January 27, 2022. Separately, ZOOZ, Keyarch, and the Warrant Agent entered into the Assignment, Assumption and Amendment to Private Warrant Agreement (the “Private Warrant Amendment” and, together with the Public Warrant Amendment, the “Warrant Amendments”), dated as of April 4, 2024, which amends that certain Private Warrant Agreement, dated as of January 24, 2022 (“Private Warrant Agreement”), and filed with the SEC on January 27, 2022. Pursuant to the Warrant Amendments: (i) ZOOZ has assumed the obligations of Keyarch under the original Public Warrant Agreement and Private Warrant Agreement, and, among other things, ZOOZ has been added as a party thereto, and (ii) all references to Keyarch ordinary shares in the original Public Warrant Agreement and Private Warrant Agreement shall mean ZOOZ ordinary shares and all references to “Shareholders” shall mean ZOOZ shareholders.

The foregoing description of the Warrant Amendments is qualified in its entirety by reference to the full text of each of the Public Warrant Amendment and the Private Warrant Amendment, which are included as Exhibits 99.1 and 99.2, respectively, to this Report and incorporated herein by reference.

Third-Party Transaction Expenses Arrangements

On and prior to the Closing, ZOOZ, Keyarch and other parties, including certain third-party vendors and service providers (“Vendors”), that provided services to Keyarch entered into certain agreements and transactions related to the Business Combination.

Modified Business Combination Marketing Obligations

As previously disclosed in the definitive proxy statement/prospectus filed by ZOOZ on March 19, 2024 (as amended and supplemented, the “Proxy Statement”), pursuant to the Business Combination Marketing Agreement, dated as of January 24, 2022 (the “BCM Agreement”), Keyarch previously agreed to pay to EarlyBirdCapital, Inc., as representative of the underwriters from Keyarch’s initial public offering (“EBC”), a business combination marketing fee, as further disclosed in the Registration Statement on Form F-4 filed by ZOOZ, as amended and declared effective by the SEC on March 18, 2024 (the “Registration Statement”), including in Exhibit 10.7 to the Registration Statement, and described in the Proxy Statement. In connection with the Closing, Keyarch, ZOOZ and EBC agreed to amend the BCM Agreement (together with the exhibits attached thereto, the “BCM Agreement Amendment”). Pursuant to the BCM Agreement Amendment, Keyarch agreed to pay EBC a fee equal to $1,500,000, with $660,000 paid in cash to EBC at the Closing and the remaining $840,000 satisfied by a promissory note issued by the Sponsor and ZOOZ to EBC at the Closing. At any time prior to the maturity date, the promissory note can be repaid in full by the transfer of a portion of the Sponsor’s ZOOZ ordinary shares (the “Escrowed Shares”) that were deposited into escrow at Closing or by certain mandatory cash payments out of the proceeds of certain future financings of ZOOZ. On the repayment date, all remaining outstanding obligations under the note shall be paid by the Sponsor by transfer of Escrowed Shares up to a maximum amount equal to the total number of Escrowed Shares then remaining in the escrow account. The price per Escrowed Share shall be equal to 90% of the VWAP of ZOOZ ordinary shares on Nasdaq for the five trailing trading days.

In addition to Keyarch’s obligation to deliver the Escrowed Shares to EBC, the terms of the BCM Agreement Amendment also include registration rights obligations to EBC with respect to the Escrowed Shares that may be transferred to it in accordance with the terms of the BCM Agreement Amendment and other specified obligations.

In connection with the BCM Agreement Amendment, the Sponsor, Keyarch and EBC entered into a letter agreement, dated as of April 4, 2024, to amend the Sponsor Letter Agreement described in the Registration Statement in order to provide for transfer of the Escrowed Shares (the “Sponsor Letter”).

The foregoing description of the BCM Agreement Amendment and the Sponsor Letter is qualified in each case in its entirety by the BCM Agreement Amendment, the form of which is filed as Exhibit 99.3 hereto, and the Sponsor Letter, the form of which is filed as Exhibit 99.4 hereto, and which in each case is incorporated herein by reference.

Other Agreements Related to Transaction Expenses

In connection with and in addition to the foregoing, in connection with the Closing, ZOOZ and Keyarch entered into or assumed, as applicable, certain other obligations to repay Business Combination transaction expenses otherwise due at Closing. These arrangements include fee modification agreements with Vendors pursuant to which the outstanding obligations due to Vendors may be satisfied by issuance of newly issued shares of ZOOZ issued at Closing.

As previously disclosed, in connection with the extraordinary general meeting of Keyarch’s shareholders (the “EGM”), which EGM was held on March 27, 2024, the public shareholders of Keyarch had the right to elect to redeem all or a portion of their ordinary shares of Keyarch (“Public Shares”) for a per-share price calculated in accordance with the amended and restated memorandum and articles of association of Keyarch, as amended. As of the Closing, 2,010,480 Public Shares were redeemed in connection with the EGM.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Assignment, Assumption and Amendment to Public Warrant Agreement.
99.2	Assignment, Assumption and Amendment to Private Warrant Agreement.
99.3†	Form of BCM Agreement Amendment.
99.4†	Form of Sponsor Letter.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted. The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: April 12, 2024	By:	/s/ Boaz Weizer
	Name:	Boaz Weizer
	Title:	Chief Executive Officer